Conference Call and Webcast Transcript

Wednesday, August 11, 2010

RANDI BALDWIN: Thank you operator. Good morning, everyone and thank you for joining us today for AMAC’s second quarter 2010 conference call.   We apologize for the technology based delay with the release this morning.  This conference call contains forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "continue," or similar terms, variations of those terms or the negative of those terms. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 10-K, the Company's Quarterly Reports on Forms 10-Q, and other filings and releases. These include uncertainties relating to government regulation, technological changes and product liability risks. In addition, certain statements related to the future expectations and timing for the development and commercialization of Lifecomm’s mobile PERS solution, constitute forward-looking statements.  Important factors which might cause a difference between actual and expected events include: (i) greater than expected and/or increased costs or unexpected delays associated with the development and commercialization of Lifecomm’s mobile PERS solution, (ii) inability to successfully develop the technology to support Lifecomm’s mobile PERS solution, (iii) uncertainty relating to consumer interest in and acceptance of Lifecomm’s mobile PERS solution, (iv) risks associated with changes in the competitive or regulatory environment in which Lifecomm operates; and (v) risks associated with prosecuting or defending allegations or claims of infringement of intellectual property rights.  The Company does not undertake any obligation to update these forward-looking statements for events occurring after the date of this conference call.  And now I would now like to turn the call over to Jack Rhian, President and CEO of AMAC

JACK RHIAN: Thanks, Randi and good morning, ladies and gentlemen. Thank you for attending AMAC’s 2010- 2nd Quarter Earnings Conference call. Joining me this morning are the other members of the executive management team: Richard Rallo, our Chief Financial Officer and Randi Baldwin, Senior Vice President. Fred Siegel is travelling today. By way of format this morning, Richard Rallo will discuss the financial results for the second quarter of 2010. Thereafter, I will provide management’s observations regarding our business plan for the remainder of 2010 and an early outlook at 2011.  Subsequently, our team will be ready to respond to questions from conference participants. Also on today’s call, we intend to spend extra time explaining the multiple and significant benefits of our joint venture investment in Lifecomm. At this time, I’d like to turn the call over to Richard Rallo.

Richard Rallo:  Thank you Jack and good morning everyone.

On today’s call I will discuss our results of operations for the three and six months ended June 30, 2010 as well as some Balance Sheet items.  Before getting into the detailed numbers, I would just like to mention a couple of financial highlights:

•
The Company-wide net income increased approximately 22% for the six months ended June 30, 2010 and 30% for the three months ended June 30, 2010 as compared to same periods last year and this is before the effect of the minority interest charge.

•	The HSMS division for the second consecutive quarter achieved a gross profit level of 60% and
•	The Company recently declared a second special cash dividend of $0.10 per share.

With respect to the Results of Operations:

Revenues:

Revenues for the quarter ended June 30, 2010 were $9,712,000, as compared to $9,518,000 for the same period in 2009, which represents a 2% increase.

Revenues for the six months ended June 30, 2010 were $19,623,000 as compared to $19,448,000 for the same period in 2009, representing a 1% increase.

The growth in revenues for the 2nd quarter was primarily generated through the Company’s TBCS division. The growth was realized through:

•
An increase in revenue within the Company’s non-traditional day-time service offering. The increase is primarily the result of certain hospital organizations expanding their services with us.  Further expansion is anticipated to continue throughout 2010 and into 2011 from these hospital organizations as well as from a recently executed agreement with another hospital organization.

Gross Profit

With respect to Gross Profit, the Company’s overall Gross Profit percentage for the quarter ended June 30, 2010 improved by over 1% to 53% as compared to 52% for the same period in the prior year.  This improvement was related to improved gross profit margins within both segments.  Additionally, as previously highlighted, the HSMS division delivered a strong gross profit percentage of 60% for the second consecutive quarter.

Net Income

Net income for the quarter ended June 30, 2010 increased 30% to $791,000 or $.08 per diluted share as compared to $608,000 or $.06 per diluted share for the same period in 2009.  Net income for the quarter ended June 30, 2010 excludes the Company’s share of the net loss of $69,000 in relation to the Company’s investment in Lifecomm, Inc., the joint venture with Qualcomm and Hughes Telematics, Inc.  In accordance with accounting rules and regulations, the Company is required to record its portion of net income or net loss associated with this joint venture.  This net loss primarily represents the Company’s share of R&D and other selling, general and administrative expenses incurred by the joint venture through June 30, 2010 for the development of the next generation mobile PERS.  The Company’s income for the quarter ended June 30, 2010 after taking into effect this charge was $723,000, or $0.07 per diluted share.

As the joint venture continues to develop this next generation mobile PERS, it is anticipated that the Company’s share of net loss over the next several quarters will increase significantly and continue until the product is completed and commercialized.   As a result of these net losses, the Company will experience a decrease in its net income.  At the same time the Company will realize a significant tax benefit and have less cash outlay relating to income taxes.  Once the product is completed and commercialized, it is anticipated that the joint venture will begin to become profitable and AMAC’s net income will be enhanced by AMAC’s share of the joint ventures profit.

Net Income for the six months ended June 30, 2010 was $1,679,000 or $0.17 per diluted share as compared to $1,382,000 or $.14 per diluted share for the same period in 2009.  This represented a 22% increase.  The net income excludes the Company’s share of net loss associated with its joint venture with Qualcomm and Hughes Telematics, Inc., as described above.  The Company’s net income for the six months ended June 30, 2010 after taking into effect this charge was $1,610,000 or $0.16 per diluted share.

The increase in Net Income was attributable to:

➢	An increase in the revenues
➢	An increase in the overall gross profit.
➢	A decrease in consulting expenses.
➢	A reduction in commission expenses

➢	A decrease in depreciation expense primarily as a result of purchasing its PERS product at reduced rates and
➢	A decrease in amortization expense as certain assets, Customer Lists and license agreements have now been fully amortized.

The reduced expenses were partially offset by an increase in Sales salaries, which was primarily related to the Company hiring additional sales and marketing personnel to facilitate sales growth.  In addition, the Company also recognized a decrease in other income as a result of certain economic incentives being received from the City of Clovis and State of New Mexico in 2009 which were not received in 2010.

EBITDA

Earnings before Interest, taxes, depreciation and amortization (“EBITDA”) for the six months ended June 30, 2010 was $4,598,000 as compared to $4,428,000 for the six months ended June 30, 2009.

EBITDA for the trailing twelve months ended June 30, 2010 was $9,163,000 as compared to $8,570,000 for the trailing twelve months ended June 30, 2009, representing a 7% increase.  The trailing twelve month EBITDA for 2009 reflects the pre-tax exclusion of a onetime non operating charge incurred in the 4th quarter of 2008 in the amount of approximately $887,000.  Without this exclusion, EBITDA growth for the twelve months ended June 30, 2010 as compared to 2009 would have been 19%.

Other

With respect to the Balance Sheet, the Company continues to demonstrate financial strength even after taking into effect the cash dividend paid in the amount of $950,000 in January 2010 and its $4,000,000 cash investment in the joint venture with Qualcomm, Inc. and Hughes Telematics, Inc. during 2010.

•	At June 30, 2010, the Company had cash in excess of $4,000,000. The cash is targeted for the following items:
•	To fund a second special cash dividend, as previously mentioned.
•	To launch an aggressive advertising campaign to market its MedSmart and PERS products direct to consumer. This is anticipated to start at the end of the 3rd quarter.
•	To fund potential strategic acquisitions.
•	To purchase PERS and health care related products.
•	To continue to pay down debt on its credit facilities.

The Company had working capital of $9,088,000, representing a ratio of 3.78 to 1, at June 30, 2010.  The Company also still maintained a very favorable debt to equity ratio of .11 to 1.

CONCLUSION

Before turning the call back to Jack, I would just like to take a few more minutes to discuss certain aspects of the Lifecomm joint venture arrangement as this is a significant transaction for the Company and we believe a very positive one.

1.	This joint venture provides us with an extraordinary important technology to move forward into the future.
2.	We believe our joint venture partners Qualcomm and Hughes Telematics are the right partners for the development of the mobile PERS.

3.	Within this agreement, not only have we made an investment in the new technology but we have also been provided with certain first mover advantages.
4.
From an accounting perspective, as previously mentioned, the joint venture has been structured in a way which will allow us to receive the maximum tax benefit during the start-up period.  These tax benefits could over 2010 and 2011 equate to approximately $1,600,000 which is approximately 40% of our initial investment.  This cash savings can be redeployed into the Company’s business expansion.

At this time I would like to turn the call back over to Jack.

JACK RHIAN: Thanks, Richard. Richard Rallo’s, detailed review of our financial performance allows me to direct most of my comments towards the continuing execution of our business plan. Today’s earnings report continues to affirm that AMAC has built a sustainable and profitable business model. We stand by our decision to focus our management effort during the past three years primarily on earnings. Now that our business model has demonstrated we can deliver high margin profits, recognition that the revenue growth in existing and newly acquired or developed business lines must now take priority for the company to expand and grow in a manner we believe possible.

The guidance issued today and my comments expressed in the q2 earnings announcement, illustrate with great clarity the expansion of our business development plan. We recognize that future improvements to earnings will come primarily from new revenue. Accelerating the pace of new revenue growth will be a key to our long term success. We have stated that we believe the pace of new revenue generation would increase beginning in the second half of the year and continue forward for the next eighteen months.

When issuing our guidance this morning we derived our confidence from the fundamental belief in the value proposition of our products and services.  Economic indicators and trend data affirms that AMAC’s solutions should be in greater demand in the years to come.

First and foremost, technology to help people age in place is more readily available and at a more reasonable cost than ever before.

Next, baby boomers will skew the population distribution beginning in 2011. With the first of this population beginning to turn 65, our aging process will change dramatically given that this population group owns and accesses more technology daily than any other previous generation. Studies show that seniors and caregivers are interested in technology but are not necessarily aware of options available.  An AARP Healthy at home study revealed that 40% of people 65+ would use an electronic medication reminder, but only 13% were aware they existed.

Pursuant to our plan to drive top line growth, we are investing significant resources to support direct to consumer TV/Web advertising campaigns to accelerate both our PERS and MedSmart products with the anticipation that the return on investment will follow shortly behind the investment.

Moreover, we believe the timing and commitment of these direct to consumer programs are an excellent adjunct to our traditional B2B focus because it will create even greater product awareness.

With regard to MedSmart, our medication management system, I can say from personal experience with my 85 year old mom who has been a MedSmart client for over six months that MedSmart can make the difference between giving a loved one the option to remain independent or being forced into some type of less desirable and more costly institutional environment. It is my personal and profoundly positive experience with this product, as well as feedback from our first customers, that give me such conviction about MedSmart and its potential to become a material contributor to the HSMS division.

 We also believe that investing in the development of new next generation cellular based Mobile PERS technology is a mandate because our PERS service is, and should remain, a core product offering of the Company. Moreover, I believe our Lifecomm joint venture arrangement with Qualcomm and Hughes Telematics is an opportunity to not only attain this technology but may provide us with an opportunity to become the leader in the provision of  mobile PERS.

As also mentioned previously, we are  pleased with the business development activities observed within our TBCS division because—  not only are we  seeing a positive trend of new hospital solutions and PhoneScreen Pharmaceutical support program awards, but we are also seeing the service implementation and related revenue generation arising from these awards.    As emerging trends in reimbursement point towards reducing readmissions through medication adherence tracking and enhanced post discharge communication, our medication management system and hospital solutions offerings will be in greater demand. Equally, pharmaceutical manufacturers are putting emphasis on patient support programs to ensure utilization and adherence.  Based on these observations we believe our complementary nature of our portfolio will continue to have increasing value to our customers.

Notwithstanding our enhanced plan for top line generation, we maintain our focus and conviction that optimal earnings and cash flow generation is the mandate and that both are deliverable over time. We also believe that our free cash flow generation will allow us to fund a substantial portion of our business development activities, thereby making our business expansion plan relatively low risk.

 In closing, it is my belief that management has either built or acquired access to some of the most innovative and appropriate technology available in the marketplace today, thereby positioning AMAC to lead and be recognized by the healthcare community as the “go to” company for their RPM and communication needs.

That concludes our prepared remarks.  We are now prepared to take questions from conference participants and we thank you for your time this morning. Operator.

Operator:

Operator:  Thank you.  We will now begin conducting the question and answer session.

Chris Lahiji from LD Micro:  Gentlemen. Good morning

Jack Rhian:       Good morning Chris

CL:  I have a question; do the guidance moving forward, do they showcase any amount of growth from the telematics, the new division with Qualcomm and Hughes?

Jack Rhian:  No, because, Chris the anticipated commercialization of the product is anticipated for the later part of 2011 and frankly not having an absolute launch date and some anticipation that there will be some start up time to get awareness on this product we did not put anything in for that.  However, to that point it is our plan that over the next several quarters we will be updating and trying to narrow the range and get more specific about how we see top line generation shaping up.  It is our belief that both with MedSmart and even with Mobile PERS as we see the evidence that these products are moving forward and being deployed in a way and fashion and at the volume levels we anticipate we are hopeful that we will able to come back to you and give you more accurate information and possibly even increase that based on the results of our marketing efforts.

CL:           I see.  Can you give us, Jack, a little bit more color on Walgreens and how’s that going?

Jack Rhian:  Walgreens has been going consistently for an extended period of time, as we’ve mentioned. Over the period that we have been under contract I believe we have put on close to 11,000 units on and off. We don’t indicate the exact number we have on at any given time.  What we have invested in, and part of this entire investment in direct to consumer, does in a large way revolve around the Walgreens program, because it is the Walgreens program that is direct to consumer.  So what we are doing, starting in September, that’s next month, we are going to be (a) reigniting and getting back onto TV and with commercials and other support material.  We also plan to and are in the process of revamping and revitalizing our website that support the TV advertising.  So we believe that the Walgreens direct to consumer program is going to have a pretty significant uptick because of the investment and we believe that’s part of the overall aggressive program we are talking about.  We are also looking at, with respect to MedSmart, at multiple ways in which we are going to be advertising the MedSmart program direct to consumer and it is our belief, that in a very short period of time,  one of the ways in which we do advertise direct to consumer with MedSmart will be working with Walgreens.

CL:  I see.  In terms of MedSmart, are you guys pleased with what you are seeing internally in terms of growth?

Jack Rhian:  Well, a straightforward answer is no.  We believe that we would have been a little bit further along by now.  However, as you have seen between releases and our talking about it in our talking points, you are seeing a major commitment and major push to MedSmart.  So with respect to the delay getting the advertising program out that was something that we felt necessary to get right and then once we were ready to go frankly we did not want to advertise in the dog days of summer, in July and August, so we have been scheduling a September release, which we think is a perfect time.  September through December, when people are back in their homes, they are not running around doing all kinds of things during the good weather and we believe we are going to go out at the right time and we are really confident that the advertising group that we are working with is going to be able to portray the value and significance of this product in the market place.  We really like the idea that unlike some other mature products that we are involved with MedSmart is a fresh product, it is extremely helpful, and I cannot tell you how much it has helped my relationship with my mom and our ability to manage her condition.  Having personal experience with this product, I feel a very strong conviction that this is a valuable tool to keep people living independent at home and we intend to showcase the ethicacy of this product in as many ways as possible and we are not, in answer your pointed question, we are not happy with the timing but we believe it’s right in front of us and for the second half of the year going into 2011 we see this product as becoming a core product.  Let me not also lead you to believe that we are only going at this from a direct to consumer campaign but rather part of the teams that we have added to our sales and marketing groups are there specifically dedicated to promoting on a B2B level MedSmart.

CL:  I see. Last question.  Are we generating any meaningful revenues from Apria Healthcare yet or no?

Jack Rhian:  That’s a very good question.  We are very pleased and we have some information that we are going to be publicly announcing in about a week or so to give you a complete update on Apria, but my response to that general question is that we are seeing good movement forward on behalf of Apria and as I said there will be a public announcement around Apria within a couple of weeks.

CL:  Excellent. Thank you guys.

Jack Rhian:          Thanks Chris

Operator:  Our next question is from Mike Petusky with Noble Research.  Please proceed with your question,

Mike Petusky:    Good morning guys, just a quick question, and forgive me, maybe I could figure this out, but I’m still going through the releases.  What is the pre-tax income assumption for 2011?

Richard Rallo:    The pre-tax income, and I will give it to you from a range prospective, we are looking at about $6,000,000. Again that’s before the application or applying the affect of the joint venture

MP:           OK

RR:           Once you take that into effect it certainly will

MP:          Ok, so the pretax income, so essentially then, maybe I do not understand, what do you expect your effective tax rate to be in 2011?

RR:           I anticipate, and then again projecting, at 40%

MP:          Ok and cash taxes will look like approximately what?

RR:           I will tell you, depending on certain things, but the cash will be to me significant.   Again, and I will say for a target, in the range of $8-10 million dollars in 2011 and that is a target.  Again I have not gone through details and that is a target based on the items we have put together.

MP:           OK I was actually asking about your cash taxes?

RR:           OK, are you taking into consideration the Lifecomm

MP:           Yes, essentially that is what I am trying to get out, if your effective tax rate is 40% I am assuming your cash taxes are considerably less than that?

RR:           Yes, our taxes will be.  And that will be probably be 28-30%, our cash taxes.

MP:           Ok very good, thanks guys

Jack Rhian:          Thanks Mike

Operator:  There are no further questions and you may disconnect your lines at this time.